April 2, 2018

Securities and Exchange Commission Division of Investment Management Attn: Samantha Brutlag, Senior Counsel Michael Kosoff 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Fund Series Trust – Catalyst/Exceed Defined Shield Fund

Dear Ms. Brutlag and Mr. Kosoff:

During a telephone conference on March 26, 2018, you indicated that, with respect to the Catalyst/Exceed Defined Shield Fund (the “Fund”), a series of Mutual Fund Series Trust (the “Registrant”), the staff had identified an apparent error in the presentation of the Fund’s performance in the Average Annual Total Returns Table. You provided comments and raised questions related to the presentation of the Fund’s performance disclosure, as presented in its September 1, 2017 prospectus (the “Prospectus”). The Registrant has authorized Thompson Hine LLP to provide the following responses.

Comment 1. The Fund’s performance disclosures in the Prospectus do not appear to deduct the impact of sales loads as required by Form N-1A, thus overstating the Fund’s performance. Please explain the cause of this error. Alternatively, if you believe the performance disclosures as presented are accurate, please explain why.

Response. Registrant believes that the performance as presented in the Prospectus is accurate. The Fund acquired all of the assets and liabilities of Exceed Defined Shield Index Fund, a series of Forum Funds, (the “Predecessor Fund”) in a tax-free reorganization on September 1, 2017 (the “Reorganization”). Although performance is to be calculated assuming the deduction of the maximum sales load (Instruction 1 to Item 26(b); Instruction 2(a) to Item 4(b)), performance shown in the Prospectus is for the Predecessor Fund, and neither class of the Predecessor Fund charged a sales load. The performance disclosure clearly states, “The performance information set forth below reflects the historical performance of the Predecessor Fund shares.”

We believe that the performance disclosure for the Fund after the Reorganization is analogous to a situation where a class has converted into another class. Investor class shares of the Predecessor Fund were no-load, and as a result of the Reorganization they were converted to Class A shares with a sales load. This was clear to shareholders of the Predecessor Fund in the N-14 proxy/information statement: “[s]hareholders of Investor Class Shares of the Existing Fund will receive Class A Shares of the New Fund….[Shareholders] will not pay any sales charges in connection with the Reorganization. The new shares…receive[d] will be equal in number, and have the same total value as [the] Existing Fund shares

April 2, 2018

immediately prior to the Reorganization, so that the value of [an] investment will remain exactly the same….No Existing Fund Investor Class shareholder will be charged a load for the exchange of their shares in connection with Reorganization or will be subject to any Class A sales charges following the Reorganization.”

Instruction 3(d) to Item 4(b) to Form N-1A provides, “[i]f a Multiple Class Fund offers a Class in the prospectus that converts into another Class after a stated period, compute average annual total returns in the table by using the returns of the other Class for the period after conversion [emphasis added].” Following Instruction 3, we believe that the sales load imposed on Class A shares of the Fund should be reflected only for periods after the Reorganization, and that therefore the performance in the Prospectus is presented correctly.

The Fund’s performance was updated in its annual registration statement update, dated March 30, 2018, (definitive prospectus anticipated to be filed on or about April 4, 2018 pursuant to Rule 497(c)) to include the Fund’s actual returns and not just those of the Predecessor Fund. Please note that the Registrant will add the following explanatory disclosure to the performance section of the Fund’s definitive prospectus to clarify how the sales load has been treated for disclosure purposes: “The performance information set forth below for periods prior to September 1, 2017 reflects the historical performance of the Predecessor Fund shares. Neither Investor Class nor Institutional Class shares of the Predecessor Fund (reorganized into Class A and Class I shares of the Fund, respectively) charged a sales load and, therefore, the impact of a sales load is not reflected in the Predecessor Fund returns. Additionally, because the 1 Year Average Annual Total Returns assume investment in the Fund on December 31, 2016, which was prior to the Reorganization, the impact of a sales load is not reflected in the performance information provided.”

Comment 2. If the Fund’s performance in the Prospectus was presented incorrectly, please respond to the following additional comments:

a. Please review all the funds in your fund complex and identify any other funds for the staff that do not accurately reflect sales charges in the fund’s average annual returns table.

b. Please explain whether the Fund’s marketing materials also failed to accurately reflect sales charges in its standardized performance presentation.

c. For each fund, please provide the staff (1) the date the began using incorrect performance information, and (2) the number and dollar value of shares sold for the classes that have incorrect performance information.

d. Please explain how you intend to address this issue.

e. Please describe any procedures the Fund will establish to insure this error will not occur in the future.

April 2, 2018

Response. Please see response to Comment 1.

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If you have any questions, please contact Emily Little at (614) 469-3264.

Very truly yours,

/s/Emily M. Little

Emily M. Little